As filed with the Securities and Exchange Commission on February 2, 2000

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 5)

                    Under the Securities Exchange Act of 1934

                               Capital Trust, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    14052H100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Thomas E. Kruger, Esq.
                            Michael L. Zuppone, Esq.
                                Battle Fowler LLP
                               75 East 55th Street
                               New York, NY 10022
                                 (212) 856-7000
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                December 2, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(f) or (g), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



901199.6

CUSIP No. 14052H100                                   SCHEDULE 13D

--------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Veqtor Finance Company, L.L.C.
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                  (b) / /
--------------------------------------------------------------------------------
3           SEC USE ONLY

--------------------------------------------------------------------------------
4           SOURCE OF FUNDS*

            AF, BK
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)
                              / /
--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Delaware
--------------------------------------------------------------------------------
                        7        SOLE VOTING POWER
                                      3,192,288
NUMBER OF SHARES        --------------------------------------------------------
BENEFICIALLY            8        SHARED VOTING POWER
OWNED BY EACH                          -0-
REPORTING               --------------------------------------------------------
PERSON WITH             9        SOLE DISPOSITIVE POWER
                                       -0-
                        --------------------------------------------------------
                        10       SHARED DISPOSITIVE POWER
                                        3,192,288
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       3,192,288
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     / /
--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       14.52%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
            OO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


901199.6

CUSIP No. 14052H100                                   SCHEDULE 13D


--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Zell General Partnership, Inc.
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                                    (b) / /
--------------------------------------------------------------------------------
3            SEC USE ONLY

--------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             AF, BK
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                            / /
--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             State of Illinois
--------------------------------------------------------------------------------
                        7        SOLE VOTING POWER
                                      3,267,288
NUMBER OF SHARES        --------------------------------------------------------
BENEFICIALLY            8        SHARED VOTING POWER
OWNED BY EACH                          -0-
REPORTING               --------------------------------------------------------
PERSON WITH             9        SOLE DISPOSITIVE POWER
                                       -0-
                        --------------------------------------------------------
                        10       SHARED DISPOSITIVE POWER
                                        3,267,288
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        3,267,288
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*    / /
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        14.86%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*
             CO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

901199.6

CUSIP No. 14052H100                                   SCHEDULE 13D


--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Sam Investment Trust
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
                                                                 (b) / /
--------------------------------------------------------------------------------
3            SEC USE ONLY
--------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             AF, BK
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                           / /
--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             State of Illinois
--------------------------------------------------------------------------------
                        7        SOLE VOTING POWER
                                      3,267,288
NUMBER OF SHARES        --------------------------------------------------------
BENEFICIALLY            8        SHARED VOTING POWER
OWNED BY EACH                          -0-
REPORTING               --------------------------------------------------------
PERSON WITH             9        SOLE DISPOSITIVE POWER
                                       -0-
                        --------------------------------------------------------
                        10       SHARED DISPOSITIVE POWER
                                        3,267,288
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        3,267,288
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*   / /
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        14.86%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*
             OO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

901199.6

CUSIP No. 14052H100                                   SCHEDULE 13D

--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Chai Trust Company, L.L.C.
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
                                                                 (b) / /
--------------------------------------------------------------------------------
3            SEC USE ONLY
--------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             AF, BK
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                           / /
--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             State of Illinois
--------------------------------------------------------------------------------
                        7        SOLE VOTING POWER
                                      3,267,288
NUMBER OF SHARES        --------------------------------------------------------
BENEFICIALLY            8        SHARED VOTING POWER
OWNED BY EACH                          -0-
REPORTING               --------------------------------------------------------
PERSON WITH             9        SOLE DISPOSITIVE POWER
                                       -0-
                        --------------------------------------------------------
                        10       SHARED DISPOSITIVE POWER
                                        3,267,288
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        3,267,288
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*   / /
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        14.86%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*
             OO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

901199.6

CUSIP No. 14052H100                                   SCHEDULE 13D


--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Equity Group Investments, L.L.C.
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
                                                                 (b) / /
--------------------------------------------------------------------------------
3            SEC USE ONLY
--------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             AF, BK
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                           / /
--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             State of Delaware
--------------------------------------------------------------------------------
                        7        SOLE VOTING POWER
                                       -0-
NUMBER OF SHARES        --------------------------------------------------------
BENEFICIALLY            8        SHARED VOTING POWER
OWNED BY EACH                          -0-
REPORTING               --------------------------------------------------------
PERSON WITH             9        SOLE DISPOSITIVE POWER
                                       -0-
                        --------------------------------------------------------
                        10       SHARED DISPOSITIVE POWER
                                        3,267,288
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        3,267,288
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*    / /
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        14.86%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*
             OO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

901199.6

CUSIP No.  14052H100                                  SCHEDULE 13D


--------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            SZ Investments, LLC
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                                 (b) / /
--------------------------------------------------------------------------------
3           SEC USE ONLY
--------------------------------------------------------------------------------
4           SOURCE OF FUNDS*

            AF, BK
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)
                           / /
--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Delaware
--------------------------------------------------------------------------------
                        7        SOLE VOTING POWER
                                       75,000
NUMBER OF SHARES        --------------------------------------------------------
BENEFICIALLY            8        SHARED VOTING POWER
OWNED BY EACH                          -0-
REPORTING               --------------------------------------------------------
PERSON WITH             9        SOLE DISPOSITIVE POWER
                                       -0-
                        --------------------------------------------------------
                        10       SHARED DISPOSITIVE POWER
                                        75,000
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       75,000
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     / /
--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       0.34%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
            OO
--------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

901199.6

CUSIP No.  14052H100                                  SCHEDULE 13D


--------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Samstock, L.L.C.
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                                 (b) / /
--------------------------------------------------------------------------------
3           SEC USE ONLY
--------------------------------------------------------------------------------
4           SOURCE OF FUNDS*

            AF, WC
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)
                           / /
--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Delaware
--------------------------------------------------------------------------------
                        7        SOLE VOTING POWER
                                       75,000
NUMBER OF SHARES        --------------------------------------------------------
BENEFICIALLY            8        SHARED VOTING POWER
OWNED BY EACH                          -0-
REPORTING               --------------------------------------------------------
PERSON WITH             9        SOLE DISPOSITIVE POWER
                                       -0-
                        --------------------------------------------------------
                        10       SHARED DISPOSITIVE POWER
                                        75,000
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       75,000
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     / /
--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       0.34%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
            OO
--------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

901199.6

CUSIP No. 14052H100                                   SCHEDULE 13D



--------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            CMH Investment Partnership LP
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                                 (b) / /
--------------------------------------------------------------------------------
3           SEC USE ONLY

--------------------------------------------------------------------------------
4           SOURCE OF FUNDS*

            AF, BK
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)
                           / /
--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Delaware
--------------------------------------------------------------------------------
                        7        SOLE VOTING POWER
                                       2,330,132
NUMBER OF SHARES        --------------------------------------------------------
BENEFICIALLY            8        SHARED VOTING POWER
OWNED BY EACH                          -0-
REPORTING               --------------------------------------------------------
PERSON WITH             9        SOLE DISPOSITIVE POWER
                                       2,330,132
                        --------------------------------------------------------
                        10       SHARED DISPOSITIVE POWER
                                        -0-
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       2,330,132
--------------------------------------------------------------------------------
12          CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
            SHARES*  / /
--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       10.60%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
            PN
--------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

901199.6

CUSIP No.  14052H100                                  SCHEDULE 13D



--------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Craig M. Hatkoff
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                                 (b) / /
--------------------------------------------------------------------------------
3           SEC USE ONLY
--------------------------------------------------------------------------------
4           SOURCE OF FUNDS*

            AF, BK
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)
                           / /
--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            USA
--------------------------------------------------------------------------------
                        7        SOLE VOTING POWER
                                       2,464,799
NUMBER OF SHARES        --------------------------------------------------------
BENEFICIALLY            8        SHARED VOTING POWER
OWNED BY EACH                          -0-
REPORTING               --------------------------------------------------------
PERSON WITH             9        SOLE DISPOSITIVE POWER
                                       2,464,799
                        --------------------------------------------------------
                        10       SHARED DISPOSITIVE POWER
                                        -0-
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       2,464,799
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*    / /
--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       11.15%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
            IN
--------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


901199.6

CUSIP No.  14052H100                                  SCHEDULE 13D



--------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            JRK Investment Partnership LP
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
                                                                 (b)
--------------------------------------------------------------------------------
3           SEC USE ONLY
--------------------------------------------------------------------------------
4           SOURCE OF FUNDS*

            AF, BK
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)
                           / /
--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Delaware
--------------------------------------------------------------------------------
                        7        SOLE VOTING POWER
                                       2,330,132
NUMBER OF SHARES        --------------------------------------------------------
BENEFICIALLY            8        SHARED VOTING POWER
OWNED BY EACH                          -0-
REPORTING               --------------------------------------------------------
PERSON WITH             9        SOLE DISPOSITIVE POWER
                                       2,330,132
                        --------------------------------------------------------
                        10       SHARED DISPOSITIVE POWER
                                        -0-
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       2,330,132
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     / /
--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       10.60%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
            PN
--------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

901199.6

CUSIP No.  14052H100                                  SCHEDULE 13D



--------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            John R. Klopp
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                                 (b) / /
--------------------------------------------------------------------------------
3           SEC USE ONLY
--------------------------------------------------------------------------------
4           SOURCE OF FUNDS*

            AF, BK
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)
                           / /
--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            USA
--------------------------------------------------------------------------------
                        7        SOLE VOTING POWER
                                       2,456,799
NUMBER OF SHARES        --------------------------------------------------------
BENEFICIALLY            8        SHARED VOTING POWER
OWNED BY EACH                          -0-
REPORTING               --------------------------------------------------------
PERSON WITH             9        SOLE DISPOSITIVE POWER
                                       2,456,799
                        --------------------------------------------------------
                        10       SHARED DISPOSITIVE POWER
                                        -0-
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       2,456,799
--------------------------------------------------------------------------------
12          CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
            SHARES*     / /
--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       11.11%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
            IN
--------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

901199.6

CUSIP No.  14052H100                                  SCHEDULE 13D



           This Amendment No. 5 to Schedule 13D ("Amendment No. 5"), which is filed pursuant to rule 13d-2(a) under the Securities Exchange Act of 1934, as amended, amends and supplements the Schedule 13D, dated July 15, 1997, as filed with the Securities and Exchange Commission (the "SEC") on July 25, 1997, as amended by Amendment No. 1, as filed with the SEC on December 22, 1997, as amended by Amendment No. 2, as filed with the SEC on July 2, 1998, as amended by Amendment No. 3, as filed with the SEC on August 19, 1999, as amended by Amendment No. 4, as filed with the SEC on September 30, 1999 (as amended, the "Schedule 13D"), which schedule and/or amendments thereto were filed by the following persons who had such relationships with each other at the time of the filings as indicated in this paragraph below: (i) Veqtor Finance Company, L.L.C., a Delaware limited liability company ("VFC"); (ii) Capital Trust Investors Limited Partnership (f/k/a CalREIT Investors Limited Partnership), an Illinois limited partnership and a managing member of VFC ("CTILP"); (iii) SZ Investments, LLC, a Delaware limited liability company and the sole general partner of CTILP ("SZI"); (iv) Zell General Partnership, Inc., an Illinois corporation and the sole managing member of SZI ("Zell GP"); (v) the Samuel Zell Revocable Trust, a trust formed under Illinois law pursuant to a trust agreement, dated December 17, 1990, and the sole stockholder of Zell GP ("Zell Trust"); (vi) Mr. Samuel Zell, a citizen of the United States and the trustee of Zell Trust; (vii) Samstock, L.L.C., a Delaware limited liability company ("Samstock"); (viii) V2 Holdings LLC, a Delaware limited liability company and a member of VFC ("V2H"); (ix) Mr. John R. Klopp, a citizen of the United States and a member of V2H; and (x) Craig M. Hatkoff, a citizen of the United States and a member of V2H (collectively, the "Former Reporting Persons"), with respect to the ownership of class A common shares of beneficial interest, $1.00 par value (the "Class A Common Shares"), in Capital Trust, a California business trust. As reported in Amendment No. 3 to the Schedule 13D, Capital Trust has been reorganized into Capital Trust, Inc., a Maryland corporation and each Class A Common Share has been converted into one share of class A common stock, par value $.01 per share, of Capital Trust, Inc. This statement therefore now relates to the shares of class A common stock, par value $.01 per share ("Class A Common Stock"), of Capital Trust, Inc. (hereinafter the "Issuer"), whose principal office is located at 605 Third Avenue, 26th Floor, New York, New York 10016. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

Item 2. Identity and Background

Item 2 is amended and restated in its entirety as follows:

           As a result of the Separation Transaction (as hereinafter defined) and the subsequent transfer of ownership of Zell GP, the beneficial owners of the shares of Class A Common Stock previously reported in this statement has changed. Therefore, this statement as amended hereby is now filed by the following reporting persons: (i) Veqtor Finance Company, LLC, a Delaware limited liability company ("VFC"); (ii) Samstock, L.L.C., a Delaware limited liability company ("Samstock"); (iii) SZ Investments LLC, a Delaware limited liability company and the sole member of Samstock ("SZI"); (iv) Zell General Partnership, Inc., an Illinois corporation and the sole managing member of SZI and the sole managing member of VFC ("Zell GP"); (v) the Sam Investment Trust, a trust formed under Illinois law and the sole stockholder of Zell GP ("Sam Trust"); (vi) Chai Trust Company, L.L.C., an Illinois limited liability company and the trustee of Sam Trust ("Chai"); (vii) Equity Group Investments, L.L.C., a Delaware limited liability company and investment advisor to Chai ("EGI"); (viii) CMH Investment Partnership LP, a Delaware limited partnership ("Hatkoff LP"); (ix) Mr. Craig M. Hatkoff, a citizen of the United States and the general partner of Hatkoff LP ("Hatkoff"); (x) JRK Investment Partnership LP, a Delaware limited partnership ("Klopp LP"); and (xi) Mr. John R. Klopp, a citizen of the United States and the general


                                       1
901199.6

CUSIP No.  14052H100                                  SCHEDULE 13D


partner of Klopp LP ("Klopp"). The foregoing persons are hereinafter referred to as the "Reporting Persons."

           The principal place of business of each of Chai, EGI, Sam Trust, Samstock, SZI, Zell GP and VFC is c/o Equity Group Investments, L.L.C., Two North Riverside Plaza, Chicago, Illinois 60606. The principal place of business of each of Hatkoff LP, Klopp LP, Hatkoff and Klopp is c/o Capital Trust, Inc., 605 Third Avenue, 26th Floor, New York, New York 10016.

           The principal business purpose of each of Hatkoff LP, Klopp LP, Samstock, Sam Trust, SZI and VFC is investment in securities. The beneficiaries of Sam Trust are Mr. Samuel Zell ("Zell"), the chairman of the board of directors of the Issuer, and members of his family. The principal business purpose of EGI is investment management. The principal business purpose of Chai is to serve as trustee for trusts for the benefit of Zell and his family, including Sam Trust. The principal business purpose of Zell GP is to serve as general partner or member of partnerships or limited liability companies in which certain of its affiliates own equity interests.

           Hatkoff is a director, vice chairman, and chairman of the executive committee of the board of directors of the Issuer. Klopp is a director, vice chairman, chief executive officer and president of the Issuer.

           Attached as Appendix A to Item 2 is information concerning the directors and executive officers of Zell GP, Chai and EGI ("Appendix A") which is required to be disclosed pursuant to Item 2 and General Instruction C to
Schedule 13D. Certain of the persons listed on Appendix A beneficially own shares of Class A Common Stock.

           None of the Reporting Persons nor, to their knowledge, any of the individuals listed in Appendix A, has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended and supplemented by adding the following:

           Upon consummation of the Separation Transaction, each of Hatkoff LP and Klopp LP acquired beneficial ownership of such number of shares of Class A Common Stock that were previously directly beneficially owned by VFC equal to the number of shares in which the persons currently controlling such partnerships held a pecuniary interest prior to such transaction. Each of the foregoing partnerships acquired their respective shares of Class A Common Stock as a capital contribution to such partnerships made by VFC in consideration of VFC's partnership interest in such partnership. Such partnership interests were subsequently distributed and assigned to one or more of the current partners in the foregoing partnerships in connection with the redemption of such current partner(s)' limited liability company interest then held in VFC.


                                       2
901199.6

CUSIP No.  14052H100                                  SCHEDULE 13D



Item 4. Purpose of Transaction.

Item 4 is amended and restated as follows:

           The Reporting Persons intend to hold the shares of Class A Common Stock reported herein for investment purposes, but reserve the right to consider various alternatives for their investment in the Issuer including pursuing or advancing:

           (a) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer in the open market or otherwise; (b) an extraordinary corporate transaction, such as a merger or liquidation, involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) a change in the present board of directors or management of the Issuer; (e) a material change in the present dividend policy of the Issuer; (f) other material changes in the Issuer's business or corporate structure; (g) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by a person; or (h) actions similar to those enumerated above.

           The Reporting Persons' determination with respect to the foregoing possibilities will depend upon various factors, including, but not limited to, the Reporting Persons' evaluation of the Issuer and its prospects, general market and economic conditions (including conditions affecting the capital market and real estate market in general), other opportunities available to the Reporting Persons and other factors the Reporting Persons may deem relevant to their investment decision.

Item 5.    Interest in Securities of the Issuer.

Item 5 is amended as follows:

           (a) and (b) The aggregate percentage of shares of Class A Common Stock reported beneficially owned by the Reporting Persons as of January 1, 2000 (the date of the latest event disclosed in Item 5 below) is based upon 21,988,524 shares of Class A Common Stock issued and outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1999. The Reporting Persons as a group beneficially own 8,188,886 shares of Class A Common Stock, including (i) 7,955,552 outstanding shares of Class A Common Stock; and (ii) 233,334 shares of stock issuable upon exercise or conversion of outstanding stock options. The foregoing shares represent approximately 36.85% of the outstanding shares of Class A Common Stock (calculated in accordance with Rule 13d-3). VFC holds of record and thereby directly beneficially owns and has the sole direct power to vote 3,192,288 of the foregoing outstanding shares of Class A Common Stock (the "VFC Reported Shares"). Chai, Sam Trust and Zell GP each have the indirect power to vote the VFC Reported Shares. EGI, Chai, Sam Trust and Zell GP share the indirect power, and VFC shares the direct power, to dispose of the VFC Reported Shares. Samstock directly beneficially owns and has the sole direct power to vote 75,000 shares of Class A Common Stock ("Samstock Reported Shares"). Chai, Sam Trust, Zell GP and SZI each have the indirect power to vote the Samstock Reported Shares. EGI, Chai, Sam Trust, Zell GP and SZI each share the indirect power and Samstock shares the direct power to dispose of the Samstock Reported Shares. Hatkoff LP holds of record and thereby directly beneficially owns and has the sole power to vote and dispose of 2,330,132 of the foregoing outstanding shares of Class A


                                       3
901199.6

CUSIP No.  14052H100                                  SCHEDULE 13D



Common Stock (the "Hatkoff LP Reported Shares"). Hatkoff has the indirect power to vote or dispose of the Hatkoff LP Reported Shares. Hatkoff beneficially owns and has the sole power to vote and dispose of 18,000 outstanding shares of Class A Common Stock. Hatkoff beneficially owns and will have the sole power to vote and dispose of 116,667 shares of Class A Common Stock issuable upon the exercise of options to purchase shares of Class A Common Stock that are, or become within 60 days, vested and exercisable. Klopp LP holds of record and thereby directly beneficially owns and has the sole power to vote and dispose of 2,330,132 of the foregoing outstanding shares of Class A Common Stock (the "Klopp LP Reported Shares"). Klopp has the indirect power to vote or dispose of the Klopp LP Reported Shares. Klopp beneficially owns and has the sole power to vote and dispose of 10,000 outstanding shares of Class A Common Stock. Klopp beneficially owns and will have the sole power to vote and dispose of 116,667 shares of Class A Common Stock issuable upon the exercise of options to purchase shares of Class A Common Stock that are, or become within 60 days, vested and exercisable.

           (c) In a series of coordinated transactions (the "Separation Transaction"), beneficial ownership of an aggregate of 4,660,264 shares of the 9,320,531 shares of Class A Common Stock previously directly beneficially owned by VFC prior to the Separation Transaction was transferred to Hatkoff LP and Klopp LP. Beneficial ownership of an aggregate of 1,467,979 of such shares of Class A Common Stock previously directly beneficially owned by VFC was transferred to partnerships controlled by the former limited partners of CTILP (the "Other Partnerships"). Each of Hatkoff LP, Klopp LP and the Other
Partnerships acquired direct beneficial ownership of such number of shares of Class A Common Stock equal to the number of shares in which the persons currently controlling such partnerships held an indirect pecuniary interest prior to the Separation Transaction. VFC retained direct beneficial ownership of 3,192,888 shares of Class A Common Stock which represents the number of shares in which the persons currently controlling VFC held an indirect pecuniary interest prior to the Separation Transaction.

           The Separation Transaction was effected as follows. On December 2, 1999, CTILP was dissolved whereupon the former partners thereof were distributed their pro rata share of the common member interests in VFC owned by CTILP. Thereafter, on December 6, 1999, the former CTILP partners (or their further assignees) were admitted as members of VFC. After the foregoing dissolution and admission transactions, the members of VFC included V2, Zell GP, two affiliates of Zell GP and five associates of affiliates of Zell GP.

           Thereafter, on December 6, 1999, VFC and Hatkoff formed Hatkoff LP and VFC and Klopp formed Klopp LP. In connection with such formation transactions, VFC contributed 2,330,132 shares of Class A Common Stock as a capital contribution to each of Hatkoff LP and Klopp LP in consideration of VFC's partnership interest in each such partnership. On December 7, 1999, VFC redeemed the limited liability company interests in VFC held by Hatkoff, a trust established by Hatkoff for the benefit of Hatkoff's family, Klopp and a trust established by Klopp for the benefit of Klopp's family (inasmuch as such persons had succeeded to the limited liability company interests in VFC held by V2 and had been admitted as members of VFC following the earlier dissolution of V2 on December 6, 1999) in exchange for, in the case of Hatkoff and his family trust, a distribution of VFC's entire interest in the previously formed Hatkoff LP (to which a number of shares equal to Hatkoff's indirect pecuniary interest prior to the Separation Transaction has been transferred), and in the case of Klopp and his family trust, a distribution of VFC's interest in the previously formed Klopp LP (to which a number of shares equal to Klopp's indirect pecuniary interest prior to the Separation Transaction had been transferred).

           Thereafter, on December 8, 1999, VFC formed separately the Other Partnerships with the former limited partners of CTILP. In connection with such formation transactions, VFC contributed such number of shares of Class A Common Stock to each of the Other Partnerships equal to the number of shares in


                                       4
901199.6

CUSIP No.  14052H100                                  SCHEDULE 13D


which the persons currently controlling the Other Partnerships held an indirect pecuniary interest prior to the Separation Transaction. An aggregate of 1,467,979 shares was contributed to the Other Partnerships.

           Thereafter, on December 9, 1999, VFC redeemed the limited liability company interests in VFC held by the former limited partners of CTILP and their transferees, as applicable, in exchange for a distribution of VFC's entire interest in each of their respective Other Partnerships (to which a number of shares equal to their indirect pecuniary interest prior to the Separation Transaction had been transferred).

           Upon consummation of the Separation Transaction by means of the foregoing transactions, Hatkoff LP, Klopp LP, VFC and the Other Partnerships acquired (or, in the case of VFC, retained) direct beneficial ownership of such number of shares of Class A Common Stock as is set forth opposite its name or identity below:

         Person                                              Shares
         ------                                              ------

       Hatkoff LP                                           2,330,132
        Klopp LP                                            2,330,132
           VFC                                              3,192,288
   Other Partnerships                                       1,467,979

           On January 1, 2000, Zell Trust transferred all of the shares of capital stock of Zell GP owned by it to Sam Trust, whereupon Sam Trust became the sole stockholder of Zell GP.

           (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock reported herein.

           (e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 is amended and supplemented by adding the following:

           Certain of the Reporting Persons intend to enter into a stockholders' agreement that may provide for, among other things, rights of first offer with regard to sales of stock, buy/sell provisions pursuant to which a stockholder may be obligated to purchase from or sell to another stockholder shares of stock and voting agreements.

Item 7.    is amended and supplemented by adding the following: Issuer.

       Exhibit No.             Description
       -----------             -----------

       1.                      Joint Filing Agreement and Power of Attorney,
                                   Dated February 2, 2000



                                       5
901199.6

                                    SIGNATURE

           After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned party.


Dated:  February 2, 2000










                   [BALANCE OF PAGE INTENTIONALLY LEFT BLANK]


901199.6

               Veqtor Finance Company, L.L.C.


               By:        Zell General Partnership, Inc.,
                          its managing member

                          By:  /s/ Donald J. Liebentritt
                               -----------------------------
                               Name:   /s/ Donald J. Liebentritt
                               Title:  Vice President


               Samstock, L.L.C.

               By:        SZ Investments, LLC,
                          its member

                          By:       Zell General Partnership, Inc.,
                                    its managing member

                                    By:  /s/ Donald J. Liebentritt
                                         -----------------------------
                                         Name:   Donald J. Liebentritt
                                         Title:  Vice President


               SZ Investments, LLC

               By:        Zell General Partnership, Inc.,
                          its managing member

                          By:  /s/ Donald J. Liebentritt
                               -----------------------------
                               Name:   Donald J. Liebentritt
                               Title:  Vice President


               Zell General Partnership, Inc.

               By:   /s/ Donald J. Liebentritt
                     -----------------------------
                     Name:   Donald J. Liebentritt
                     Title:  Vice President


               Sam Investment Trust

               By:        Chai Trust Company, L.L.C., trustee

                          By:  /s/ Donald J. Liebentritt
                               -----------------------------
                               Name:   Donald J. Liebentritt
                               Title:  Vice President

901199.6

               Chai Trust Company, L.L.C.

              By:    /s/ Donald J. Liebentritt
                     -----------------------------
                     Name:   Donald J. Liebentritt
                     Title:  Vice President


               Equity Group Investments, L.L.C.

               By:   /s/ Donald J. Liebentritt
                     -----------------------------
                     Name:   Donald J. Liebentritt
                     Title:  Chief Operating Officer


               CMH Investment Partnership LP

               By:   /s/ Craig M. Hatkoff
                     -----------------------------
                     Name:   Craig M. Hatkoff
                     Title:  General Partner


               Craig M. Hatkoff

                     /s/ Craig M. Hatkoff
                     -----------------------------
                     Craig M. Hatkoff


               JRK Investment Partnership LP

               By:   /s/ John R. Klopp
                     -----------------------------
                     Name:   John R. Klopp
                     Title:  General Partner


               John R. Klopp

                     /s/ John R. Klopp
                     -----------------------------
                     John R. Klopp

901199.6

                              APPENDIX A TO ITEM 2

           Set forth below is information concerning the directors and principal executive officers of the following: (i) Zell General Partnership, Inc. ("Zell GP"), which is the sole managing member of Veqtor Finance Company, L.L.C. and the sole managing member of SZ Investments, LLC; (ii) Chai Trust Company, L.L.C., an Illinois limited liability company ("Chai"), the trustee of Sam Investment Trust, the sole stockholder of Zell GP; and (iii) Equity Group Investments, L.L.C. ("EGI"), investment advisor to Chai. Each of the individuals identified below is a United States citizen.

           Samuel Zell is the sole director of Zell GP. The principal executive officers of Zell GP are as follows:

           Samuel Zell                                  President
       Sheli Z. Rosenberg                            Vice President
      Donald J. Liebentritt                          Vice President
         Rod F. Dammeyer                             Vice President

           The directors and principal executive officers of Chai are as follows:

       Bert Cohen                                  Director
  Donald J. Liebentritt             Director, Vice President and Secretary
     Robert M. Levin                         Senior Trust Officer
   Sheli Z. Rosenberg           Director, Chief Executive Officer and President
       Kellie Zell                                 Director
    Leah Zell Wanger                               Director
       JoAnn Zell                                  Director
      Matthew Zell                                 Director
      John Zoeller           Chief Financial Officer, Treasurer, Vice President,
                                          Assistant Trust Officer

           The directors and principal executive officers of EGI are as follows:


          Samuel Zell                                   Chairman
      Sheli Z. Rosenberg                  President and Chief Executive Officer
     Donald J. Liebentritt                       Chief Operating Officer
        Rod F. Dammeyer                             Managing Director
         John Zoeller                                Vice President


           The principal occupation of Samuel Zell is chairman of Equity Group Investments, L.L.C. ("EGI"), a privately held company engaged in investment management in the real estate and general commercial business sectors. The principal occupation of Ms. Rosenberg is president and chief executive officer of EGI. The principal occupation of Mr. Liebentritt is chief operating officer of EGI. The


901199.6
principal occupation of Mr. Dammeyer is managing director of EGI Corporate Investments, a division of EGI.

           The principal occupation of Mr. Cohen is private personal investment. The principal occupation of Mr. Levin is attorney and partner in the law firm of Levin & Schreder Ltd. Kellie Zell is currently not employed. The principal occupation of JoAnn Zell is a physician. The principal occupation of Leah Zell Wanger is co-owner and co-manager of Wanger Asset Management, a registered investment advisor for the Acorn Mutual Funds. The principal occupation Matthew Zell is president of Pro-Net Solutions, Inc. The principal occupation of Mr. Zoeller is vice president-taxes of EGI.

           The business address of Messrs. Samuel Zell, Matthew Zell, Liebentritt, Dammeyer and Zoeller and Mss. Rosenberg, Kellie Zell and JoAnn Zell is c/o Equity Group Investments, L.L.C., Two North Riverside Plaza, Chicago, Illinois 60606. Mr. Cohen resides at 181 North Carolina Avenue, Los Angeles, California 90049. The business address of Mr. Levin is Levin & Schreder, 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602 . The business address of Leah Zell Wanger is Wanger Asset Management, 227 West Monroe Street, Suite 300, Chicago, Illinois 60603.


901199.6

                                                                       Exhibit 1

                  JOINT FILING AGREEMENT AND POWER OF ATTORNEY


          (i) Joint Filing. Each of the undersigned persons does hereby agree to jointly file with the Securities and Exchange Commission a Schedule 13D on behalf of each of them with respect to their beneficial ownership of shares of class A common stock, par value $.01 per share, of Capital Trust, Inc.

         (ii) Power of Attorney. Know all persons by these presents that each person whose signature appears below constitutes and appoints Donald J. Liebentritt, Alisa M. Singer and John R. Klopp, and each of them, as his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments to the Schedule 13D filed on behalf of each of them with respect to their beneficial ownership of securities of Capital Trust, Inc., and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or such person or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Dated:     February 2, 2000





                   [BALANCE OF PAGE INTENTIONALLY LEFT BLANK]


901199.6

               Veqtor Finance Company, L.L.C.

               By:        Zell General Partnership, Inc.,
                          its managing member

                          By:  /s/ Donald J. Liebentritt
                               -----------------------------
                               Name:     Donald J. Liebentritt
                               Title:    Vice President


               Samstock, L.L.C.

               By:        SZ Investments, LLC,
                          its member

                          By:       Zell General Partnership, Inc.,
                                    its managing member

                                      By: /s/ Donald J. Liebentritt
                                          -----------------------------
                                          Name:      Donald J. Liebentritt
                                          Title:     Vice President


               SZ Investments, LLC

               By:        Zell General Partnership, Inc.,
                          its managing member

                          By:  /s/ Donald J. Liebentritt
                               -----------------------------
                               Name:     Donald J. Liebentritt
                               Title:    Vice President


               Zell General Partnership, Inc.

               By:   /s/ Donald J. Liebentritt
                     -----------------------------
                     Name:     Donald J. Liebentritt
                     Title:    Vice President


               Sam Investment Trust

               By:        Chai Trust Company, L.L.C., trustee

                          By:  /s/ Donald J. Liebentritt
                               -----------------------------
                               Name:  Donald J. Liebentritt
                               Title: Vice President


901199.6

               Chai Trust Company, L.L.C.

               By:   /s/ Donald J. Liebentritt
                     -----------------------------
                     Name:  Donald J. Liebentritt
                     Title: Vice President


               Equity Group Investments, L.L.C.

               By:   /s/ Donald J. Liebentritt
                     -----------------------------
                     Name:     Donald J. Liebentritt
                     Title:    Chief Operating Officer


               CMH Investment Partnership LP

               By:   /s/ Craig M. Hatkoff
                     -----------------------------
                     Name:  Craig M. Hatkoff
                     Title: General Partner


               Craig M. Hatkoff

                     /s/ Craig M. Hatkoff
                     -----------------------------
                     Craig M. Hatkoff


               JRK Investment Partnership LP

               By:   /s/ John R. Klopp
                     -----------------------------
                     Name:  John R. Klopp
                     Title: General Partner

               John R. Klopp

                     /s/ John R. Klopp
                     -----------------------------
                     John R. Klopp

901199.6